Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE  REPORT

Item 1

NAME AND ADDRESS OF COMPANY

RIPPLE LAKE DIAMONDS INC.

#305-595 Howe Street

Vancouver, B.C. V6C 2T5

Telephone: (604) 484-8264

Fax: (604) 688-9727

Item 2

DATE OF MATERIAL CHANGE

May 30, 2006

Item 3

NEWS RELEASE

Issued May 30, 2006 and distributed through the facilities of CCN Matthews, Market News and Canada Stockwatch.

Item 4

SUMMARY OF MATERIAL CHANGE

Ripple Lake Diamonds Inc. closes first tranche of financing.

Item 5

FULL DESCRIPTION OF MATERIAL CHANGE

Ripple Lake Diamonds Inc. (TSX-V: RLD; OTCBB: RLLKF) is pleased to announce that it has completed the first tranche of its capital raising through the sale of 5,585,999 units, of which 1,327,777 are flow-through units.  Each flow-through unit consisted of one flow-through share and one non-transferable, non-flow-through common share purchase warrant entitling the holder to purchase one additional share, at a price of $0.30 per share, up to May 18, 2008.  Each non-flow-through unit consisted of one share and one non-transferable, non-flow-through common share purchase warrant entitling the holder to purchase one additional share, at a price of $0.30 per share, up to May 18, 2008.  Also, the securities are subject to a hold period which expires September 19, 2006.

Finders’ fees totaling $76,320.01 were paid in respect to the placement.

The proceeds of the capital raising will be used to fund the Company’s ongoing exploration programs on its Ontario and Nunavut diamond projects and for working capital.

Item 6

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

Item 7

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

Item 8

EXECUTIVE OFFICER

Contact: Robert Lipsett, President

Telephone: (604) 484-8264

Item 9

DATE OF REPORT

Dated at Vancouver, this 30th day of May, 2006.